File No. 812-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

____________________

Ameritas Life Insurance Corp. AND ITS

Ameritas Variable Separate Account VA-2,

Ameritas Variable Separate Account V,

Ameritas Variable Separate Account VA, and

Ameritas Variable Separate Account VL

Ameritas Life Insurance Corp. of New York and its

Ameritas Life of NY Separate Account VA and

Ameritas Life of NY Separate Account VUL

AND

The Union Central Life Insurance Company AND ITS

Carillon Life Account

____________________

Communications, Notice and Order to: Ann D. Diers, Esq. Vice President and Associate General Counsel Ameritas Life Insurance Corp. 5900 "O" Street Lincoln, NE 68510	Questions and Copies of Communications, Notice and Order to: Chip C. Lunde, Esq. Jorden Burt LLP 1025 Thomas Jefferson St., N.W. Suite 400 East Washington, D.C. 20007

July 31, 2013

The exhibit index appears on page 28

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
Ameritas Life Insurance Corp.	)
Ameritas Variable Separate Account VA-2)
Ameritas Variable Separate Account V	)
Ameritas Variable Separate Account VA	)
Ameritas Variable Separate Account VL,	)
)
5900 "O" Street	)
Lincoln, Nebraska 68510)
)
Ameritas Life Insurance Corp. of New York	)
Ameritas Life of NY Separate Account VA	)
Ameritas Life of NY Separate Account VUL,	)
)
1350 Broadway, Suite 2201,	)
New York, New York 10018)
)
and	)
)
The Union Central Life Insurance Company	)
Carillon Life Account	)
)
5900 "O" Street	)
Lincoln, Nebraska 68510)
)
File No. 812-)

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Ameritas Life Insurance Corp. ("Ameritas"), Ameritas Life Insurance Corp. of New York ("Ameritas of NY"), The Union Central Life Insurance Company ("Union Central") (each, a “Life Insurance Company” and, collectively, the "Life Insurance Companies"), and their respective separate accounts Ameritas Variable Separate Account VA-2, Ameritas

Variable Separate Account V, Ameritas Variable Separate Account VA, Ameritas Variable Separate Account VL, Ameritas Life of NY Separate Account VA, Ameritas Life of NY Separate Account VUL, and Carillon Life Account (together, the "Applicants") submit this application (the "Application") to request that the Securities and Exchange Commission (the "Commission") issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of the VIP Money Market Portfolio, Initial Class (the "Replacement Portfolio") of the Variable Insurance Products Fund V ("VIPFV") for shares of the Calvert VP Money Market Portfolio (the "Substituted Portfolio") of the Calvert Variable Series, Inc. ("CVSI") held by the Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account V, Ameritas Variable Separate Account VA, Ameritas Variable Separate Account VL, Ameritas Life of NY Separate Account VA, Ameritas Life of NY Separate Account VUL, and Carillon Life Account (each, an "Account," together, the "Accounts") to support variable annuity contracts or variable life insurance contracts (collectively, the "Contracts") issued by the Life Insurance Companies (the “Substitution”).

I.          THE LIFE INSURANCE COMPANIES, THE ACCOUNTS, AND THE CONTRACTS

            A.        The Life Insurance Companies

                        1.         Ameritas Life Insurance Corp.

            Ameritas is a stock life insurance company organized under the insurance laws of the State of Nebraska in 1887.  All of the outstanding stock of Ameritas is indirectly owned by Ameritas Mutual Holding Company ("AMHC"), a mutual insurance holding company established under Nebraska law on January 1, 2006.  Ameritas is authorized to transact life insurance and annuity business throughout the United States, except New York.  For purposes of the Act, Ameritas is the depositor and sponsor of Ameritas Variable Separate Account VA-2,

Ameritas Variable Separate Account V, Ameritas Variable Separate Account VA, and Ameritas Variable Separate Account VL, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

                        2.         Ameritas Life Insurance Corp. of New York

               Ameritas of NY is a stock life insurance company organized under the insurance laws of the State of New York in 1993.  All of the outstanding stock of Ameritas of NY is indirectly owned by AMHC.  Ameritas of NY is authorized to transact life insurance and annuity business in New York.  For purposes of the Act, Ameritas of NY is the depositor and sponsor of Ameritas Life of NY Separate Account VA and Ameritas Life of NY Separate Account VUL, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

                        3.         The Union Central Life Insurance Company

            Union Central is a Nebraska stock life insurance company, organized in 1867 under the insurance laws of the State of Ohio.  Effective April 22, 2009, Union Central transferred its domicile from Ohio to Nebraska.  All of the outstanding stock of Union Central is indirectly owned by AMHC.  Union Central is authorized to transact life insurance and annuity business in all states and the District of Columbia.  For purposes of the Act, Union Central is the depositor and sponsor of Carillon Life Account, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

            B.        The Accounts

                        1.         Ameritas Variable Separate Account VA-2,

                                    Ameritas Variable Separate Account V,

                                    Ameritas Variable Separate Account VA, and

                                    Ameritas Variable Separate Account VL

            Ameritas established Ameritas Variable Separate Account VA-2, [1]  Ameritas Variable Separate Account V, [2]  Ameritas Variable Separate Account VA, [3]  and Ameritas Variable Separate Account VL [4]  (each, an "Ameritas Separate Account," together, the "Ameritas Separate Accounts") as segregated asset accounts under Nebraska law.  Under Nebraska law, the assets of each Ameritas Separate Account attributable to the Contracts through which interests in that Ameritas Separate Account are issued are owned by Ameritas but are held separately from all other assets of Ameritas for the benefit of the owners of, and the persons entitled to payment under those Contracts.  Consequently, the assets in each Ameritas Separate Account equal to the reserves and other contract liabilities of that Ameritas Separate Account are not chargeable with liabilities arising out of any other business that Ameritas may conduct.  Income, gains, and losses, realized or unrealized, from assets allocated to each Ameritas Separate Account are credited to or charged against that Ameritas Separate Account without regard to other income, gains or losses of Ameritas.  Each Ameritas Separate Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.

[1] File No. 811-05192

[2] File No. 811-04473

[3] File No. 811-21135

[4] File No. 811-21136

            The Ameritas Variable Separate Account VA-2 was established on May 28, 1987 and is divided into sixty-seven subaccounts.  Each subaccount invests exclusively in shares of a corresponding investment portfolio (a "Portfolio") of one of fifteen series-type management investment companies, including the CVSI.  The assets of Ameritas Variable Separate Account VA-2 support variable annuity contracts, and interests in the Ameritas Variable Separate Account VA-2 offered through such contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act"), on Form N-4 (File Nos. 333-142504, 333-142503, 333-142483, 333-182090, 333-142500, 333-142501, 333-142502, 333-142499). [5]

            The Ameritas Variable Separate Account V was established on August 28, 1985 and is divided into sixty-seven subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of nineteen series-type management investment companies, including the CVSI.  The assets of Ameritas Variable Separate Account V support variable life contracts, and interests in the Ameritas Variable Separate Account V offered through such contracts have been registered under the 1933 Act on Form N-6 (File Nos. 333-142486, 333-142487, 333-142489, 333-142491, 333-142488, 333-151913, 333-142494, 333-142497, 333-142485, 333-142484, 333-142490).

            The Ameritas Variable Separate Account VA was established on May 17, 2002 and is divided into twenty-two subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of ten series-type management investment companies, including the CVSI.  The assets of Ameritas Variable Separate Account VA support variable annuity contracts, and interests in the Ameritas Variable Separate Account VA offered through such

[5]Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.  In addition, each of the other registration statements under the Act and the 1933 Act cited by file number in this Application are incorporated by reference into the Application to the extent necessary to support and supplement the descriptions and representations in this Application.

contracts have been registered under the 1933 Act on Form N-4 (File Nos. 333-142493, 333-142492).

            The Ameritas Variable Separate Account VL was established on May 17, 2002 and is divided into twenty-two subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of ten series-type management investment companies, including the CVSI.  The assets of Ameritas Variable Separate Account VL support variable life insurance contracts, and interests in the Ameritas Variable Separate Account VL offered through such contracts have been registered under the 1933 Act on Form N-6 (File Nos. 333-142495, 333-142498, 333-142496).

                        2.         Ameritas Life of NY Separate Account VA and

                                    Ameritas Life of NY Separate Account VUL

            Ameritas of NY established Ameritas Life of NY Separate Account VA [6]  and Ameritas Life of NY Separate Account VUL [7]  (each, an "Ameritas of NY Separate Account," together, the "Ameritas of NY Separate Accounts") as segregated asset accounts under New York law.  Under New York law, the assets of each Ameritas of NY Separate Account attributable to the Contracts through which interests in that Ameritas of NY Separate Account are issued are owned by Ameritas of NY but are held separately from all other assets of Ameritas of NY for the benefit of the owners of, and the persons entitled to payment under those Contracts.  Consequently, the assets in each Ameritas of NY Separate Account equal to the reserves and other contract liabilities of the Ameritas of NY Separate Account are not chargeable with liabilities arising out of any other business that Ameritas of NY may conduct.  Income, gains, and losses, realized or unrealized, from assets allocated to each Ameritas of NY Separate Account are credited to or charged against that Ameritas of NY Separate Account without regard to other income, gains or losses of Ameritas of NY.  Each Ameritas of NY Separate Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.

[6] File No. 811-09977

[7] File No. 811-09979

            The Ameritas Life of NY Separate Account VA was established on March 21, 2000 and is divided into fifteen subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of four series-type management investment companies, including the CVSI.  The assets of Ameritas Life of NY Separate Account VA support variable annuity contracts, and interests in the Ameritas of NY Separate Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File Nos. 333-39244, 333-39240, 333-39246).

            The Ameritas Life of NY Separate Account VUL was established on March 21, 2000 and is divided into eighteen subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of seven series-type management investment companies, including the CVSI.  The assets of Ameritas Life of NY Separate Account VUL support variable life insurance contracts, and interests in the Ameritas of NY Separate Account offered through such contracts have been registered under the 1933 Act on Form N-6 (File No. 333-39110).

                        3.         Carillon Life Account

            Union Central established Carillon Life Account [8]  as a segregated asset account under Nebraska law.  Under Nebraska law, the assets of Carillon Life Account attributable to the Contracts through which interests in the Carillon Life Account are issued are owned by Union

[8] File No. 811-09076

Central but are held separately from all other assets of Union Central for the benefit of the owners of, and the persons entitled to payment under those Contracts.  Consequently, the assets in Carillon Life Account equal to the reserves and other contract liabilities of Carillon Life Account are not chargeable with liabilities arising out of any other business that Union Central may conduct.  Income, gains, and losses, realized or unrealized, from assets allocated to the Carillon Life Account are credited to or charged against the Carillon Life Account without regard to other income, gains or losses of Union Central.  The Carillon Life Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.

            The Carillon Life Account was established on July 10, 1995 and is divided into sixty-eight subaccounts.  Each subaccount invests exclusively in shares of a corresponding Portfolio of one of nineteen series-type management investment companies, including the CVSI.  The assets of Carillon Life Account support variable life insurance contracts, and interests in the Carillon Life Account offered through such contracts have been registered under the 1933 Act on Form N-6 (File Nos. 333-151914, [9]  333-116386, 033-94858, 333-36220).

            C.        The Contracts

            The terms and conditions, including charges and expenses, applicable to the variable annuity Contracts are described in the registration statement relating to such Contracts.  Pursuant to the Contracts, the Life Insurance Companies reserve the right to substitute shares of one Portfolio for shares of another.  The prospectuses for the Contracts also disclose that the Life Insurance Companies reserve the right to substitute shares of one Portfolio for shares of another.

[9] The Contracts offered through registration statement File No. 333-151914 are the only Contracts in the Carillon Life Account affected by the Substitution.

            As disclosed in the prospectuses for the Contracts, the Contracts also permit Contract owners to transfer contract value between and allocate contract value among the subaccounts.  Currently, the Life Insurance Companies do not limit the number of transfers permitted each year.  However, some Contracts reserve a right to charge $10 for each transfer in excess of a certain number of transfers (from 9-15) in any one contract year, but have yet to exercise that right.  Other Contracts charge $10 per transfer in excess of 15 transfers per year.  Other Contracts do not charge and do not reserve the right to charge for transfers.  Although the Life Insurance Companies do have in place market timing policies and procedures that may operate to limit transfers, the Contracts do not expressly limit the number of transfers in a given period or the amount of transfers in a given period.

            D.        Distribution of the Contracts

            The Life Insurance Companies have entered into agreements with Ameritas Investment Corp. ("AIC"), an affiliate, for the distribution and sale of the Contracts.  Pursuant to this agreement, AIC serves as principal underwriter of the Contracts.  AIC sells the Contracts through its registered representatives.  AIC has also entered into selling agreements with other broker-dealers who in turn sell and service the Contracts through their registered representatives.  AIC is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").  The principal business address of AIC is 5900 "O" Street, Lincoln, Nebraska 68510.

II.        THE PORTFOLIOS

            A.        Calvert Variable Series, Inc.

            CVSI was incorporated on September 27, 1982 as an open-end management investment company under the laws of Maryland.  It is registered under the Act as an open-end management investment company. [10]   CVSI currently consists of six investment portfolios, including the Calvert VP Money Market Portfolio, and issues a separate series of shares of beneficial interest in connection with each.  CVSI has registered such shares under the 1933 Act on Form N-1A (File No. 002-80154).

            Calvert Investment Management, Inc. ("CIM") serves as the investment adviser to each CVSI Portfolio.  CIM manages the Portfolios' investments and the business operations of the CVSI under the overall supervision of the CVSI Board of Directors.  CIM has the responsibility for making all investment decisions for the CVSI Portfolios and receives an investment management fee from each Portfolio.  CIM is a registered investment adviser and its principal business address is 4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814.  CIM is an indirect wholly-owned subsidiary of AMHC.

            B.        Variable Insurance Products Fund V

            The VIPFV was created under a declaration of trust dated September 9, 1989 under Massachusetts law.  The VIPFV is registered under the Act as an open-end management investment company. [11]   Currently, VIPFV has 32 investment portfolios, one of which – the Money Market Portfolio – would be involved in the proposed Substitution.  VIPFV issues a separate series of shares of beneficial interest in connection with each Portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-17704).

[10] File No. 811-03591

[11] File No. 811-05361

            Fidelity Management & Research Company ("FMR") serves as the manager of each Portfolio of VIPFV.  As the manager, FMR has overall responsibility for directing portfolio investments and handling the VIPFV's business affairs.  FMR receives an investment management fee from each Portfolio.  FMR is a registered investment adviser and its principal business address is 245 Summer Street, Boston, Massachusetts 02210.  Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub-advisers for the VIPFV Money Market Portfolio.  FIMM has the day-to-day responsibility of choosing investments.  In addition, other affiliates of FMR serve as sub-advisers for the Portfolio and may provide investment research and advice for the Portfolio. [12]     None of VIPFV, FMR, FIMM, or other affiliates of FMR are affiliated persons (or affiliated persons of affiliated person) of any of the Applicants.  Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VIPFV, FMR, FIMM or other affiliates of FMR.

            C.        Investment Objectives

            The following chart sets out the investment objectives of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Calvert Variable Series, Inc., Calvert VP Money Market Portfolio	Variable Insurance Products Fund V, VIP Money Market Portfolio, Initial Class
Investment Objective	Investment Objective

The Portfolio seeks a high level of current income as is consistent with preservation of capital and liquidity. The Portfolio seeks to maintain a constant net asset value of $1.00 per share for the Portfolio. The Portfolio's investment objective may be changed by the Portfolio's Board of Directors without shareholder approval.

The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

[12] FMR does not manage the sub-advisers for the VIPFV Money Market Portfolio pursuant to a “manager of managers” exemption.

            D.        Principal Investment Strategies

            The following chart sets out the principal investment strategies of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Calvert Variable Series, Inc., Calvert VP Money Market Portfolio	Variable Insurance Products Fund V, VIP Money Market Portfolio, Initial Class
Principal Investment Strategies	Principal Investment Strategies

The Portfolio invests in U.S. dollar-denominated money market securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements, commercial paper, variable rate demand notes, and corporate, agency and taxable municipal obligations. The Portfolio invests more than 25% of its total assets in the financial services industry.

All investments generally must comply with applicable money market fund requirements, including Rule 2a-7 of the Investment Company Act of 1940, as amended.

Investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements.

Potentially entering into reverse repurchase agreements.

Investing more than 25% of total assets in the financial services industries.

Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

            E.         Principal Investment Risks

            The following sets out the principal investment risks of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

                        1.         Calvert VP Money Market Portfolio

            The Substituted Portfolio is subject to the following principal investment risks:

            Income Risk.  The income level of the Portfolio will fluctuate with changing market conditions and interest rate levels.  The income the Portfolio receives may fall as a result of a decline in interest rates.

            Interest Rate Risk.  A change in interest rates may adversely affect the value of fixed-income securities.  When interest rates rise, the value of fixed-income securities will generally fall.

            Credit Risk.  The credit quality of fixed-income securities may deteriorate, which could lead to default or bankruptcy of the issuer where the issuer becomes unable to pay its obligations when due.  Credit risk, however, should be low for the Portfolio because it seeks to minimize credit risk by investing primarily in securities that are considered to be of high quality.  The Portfolio also may limit the amount it invests in any one issuer to try to lessen its exposure to credit risk.

            Management Risk.  Individual investments of the Portfolio may not perform as expected, and the portfolio management practices may not achieve the desired result.

            Variable Rate Demand Note ("VRDN") Risk.  Investments in VRDNs involve credit risk with respect to the obligor/guarantor providing the Portfolio with the credit and liquidity support for the tender option.  While the Portfolio invests only in VRDNs of high-quality issuers, or which are supported by high-quality financial institutions, it is still possible that an obligor/guarantor could default on its obligations.

            Financial Services Industry Risk.  The financial services industry involves additional risk relating to changes in government regulation and economic downturns, which can have a significant negative effect on issuers in the financial services sector.  A downturn in the financial services industry would impact the Portfolio more than a fund that does not concentrate in this industry.

            Unrated Security Risk.  A repurchase agreement exposes the Portfolio to the risk that the party that sells the security may default on its obligation to repurchase the security.  The

Portfolio may lose money because it cannot sell the security at the agreed-upon time and price or the security may lose value before it can be sold.

            Foreign Securities Risk.  Investing in foreign securities involves additional risks relating to political, social, and economic developments abroad.  Other risks result from differences between regulations that apply to U.S. and foreign issuers and markets, and the potential for foreign markets to be less liquid and more volatile than U.S. markets.

            Redemption Risk.  The Portfolio may experience heavy redemptions, particularly during periods of declining or illiquid markets, that could cause the Portfolio to liquidate its assets at inopportune times or at a loss or depressed value and that could affect the Portfolio's ability to maintain a $1.00 share price.  In addition, the Portfolio may suspend redemptions when permitted by applicable regulations.

            The summary prospectus for the Substituted Portfolio also includes the following disclosure:

            You could lose money on your investment in the Portfolio, or the Portfolio could underperform, because of the risks described [above].  An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

                        2.         VIP Money Market Portfolio, Initial Class

            The Replacement Portfolio is subject to the following principal investment risks:

            Interest Rate Changes.  Interest rate increases can cause the price of a money market security to decrease.

            Foreign Exposure.  Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.

            Financial Services Exposure.  Changes in government regulation and interest rates and economic downturns can have a significant negative effect on issuers in the financial services sector, including the price of their securities or their ability to meet their payment obligations.

            Issuer-Specific Changes.  A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

            The summary prospectus for the Replacement Portfolio also includes the following disclosure:

            An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the fund.

            F.         Fees and Expenses

            The following chart compares the investment management fees, distribution fees, other expenses and total operating expenses for the year ended December 31, 2012, expressed as an annual percentage of average daily net assets, of the Substituted Portfolio and the Replacement Portfolio.

	SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
	Calvert Variable Series, Inc., Calvert VP Money Market Portfolio	Variable Insurance Products Fund V, VIP Money Market Portfolio, Initial Class
Management Fee	0.25%	0.17%
Distribution and Service (12b-1) Fee	None	None
Other Expenses	0.14%	0.09%
Total Operating Expenses	0.39%	0.26%
Fee Waivers and Expense Reimbursements	None [13]	None
Net Operating Expenses	0.39% [14]	0.26%

            G.        Performance and Asset Levels

            The yield for the Substituted Portfolio for the seven days ending December 31, 2012 was 0.01%.  The net asset value of the Substituted Portfolio was $85,913,000 as of December 31, 2012.  The yield for the Replacement Portfolio Initial Class shares for the seven days ending December 31, 2012 was 0.08%.  The net asset value of the Replacement Portfolio supporting Initial Class shares was $889,797,000 as of December 31, 2012.  The following chart shows the average annual total returns of the Substituted Portfolio and the Replacement Portfolio for the relevant periods.

[13]The Investment Advisor, CIM, has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2014 to 0.40%.  Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses.  Only the Board of Directors of CVSI  may terminate a Portfolio's expense cap before the contractual period expires.

[14] The Advisor further voluntarily reimbursed expenses of $88,900 or 0.11%, for Net Operating Expenses of 0.28% to maintain a positive yield during the year ended December 31, 2012.

	SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Average Annual Total Return	Calvert Variable Series, Inc., Calvert VP Money Market Portfolio	Variable Insurance Products Fund V, VIP Money Market Portfolio, Initial Class
For the Year Ended December 31, 2012	0.01%	0.14%
For the Five Years Ended December 31, 2012	0.80%	0.84%
For the Ten Years Ended December 31, 2012	1.89%	1.94%

III.       SECTION 26(c) RELIEF

            A.        Description of the Proposed Substitution Transactions

                        1.         Summary of Substitution

            At a meeting of the Board of Directors for CVSI held on June 5, 2013, the Board of Directors considered and approved the recommendation of CIM to dissolve the Substituted Portfolio on or about November 15, 2013 (the “Liquidation Date”), subject to any required regulatory approval. The Board of Directors’ decision to liquidate the Substituted Portfolio requires the Life Insurance Companies to transfer accumulated Contract value invested in the Substituted Portfolio from the Substituted Portfolio to an alternative investment option available under the Contracts on or before the Liquidation Date.

Currently, the only money market portfolio investment option offered under the Contracts is the Substituted Portfolio.  Accordingly, the proposed Substitution is necessary in order to provide the Contract owners with continued access to a money market portfolio investment option.  Subject to Commission approval, the Life Insurance Companies have determined to replace the Substituted Portfolio with the Replacement Portfolio via the Substitution.

            The Life Insurance Companies submit that the Replacement Portfolio is an appropriate alternative for Contract owners for several reasons.  First, its investment objectives and strategies are substantially the same as those of the Substituted Portfolio.  Second, it is substantially larger than the Substituted Portfolio, has had lower overall expense levels than the Substituted Portfolio in recent years, and has had higher yields in recent years than the Substituted Portfolio.  Third, the Contracts and other variable annuity and variable life insurance contracts issued by the Life Insurance Companies currently offer one or more VIPFV portfolios (other than the Replacement Portfolio) and the Life Insurance Companies have an excellent business relationship with VIPFV and its affiliates.

            Applicants believe that the Replacement Portfolio offers the investment objectives and strategies, along with the attendant risk profile, that Contract owners have come to expect from the Substituted Portfolio.  In addition, the Applicants believe that Contract owners will benefit from the Replacement Portfolio's larger size and resulting overall lower expenses.

            Accordingly, the Applicants seek the Commission's approval under Section 26(c) of the Act to engage in the substitution transaction described below.  Pursuant to its authority under the respective Contracts and consistent with prospectus disclosure describing the same, the Life Insurance Companies propose to substitute Initial Class Shares of the VIP Money Market Portfolio of the Variable Insurance Products Fund V for shares of the Calvert VP Money Market Portfolio of the Calvert Variable Series, Inc.

                         2.         Implementation

            The Life Insurance Companies will effect the Substitution as soon as practicable following the issuance of the requested order as follows.  As of the effective date of the Substitution (the "Effective Date"), each Separate Account will redeem shares of the Substituted Portfolio for cash.  The proceeds of such redemptions will then be used to purchase shares of the Replacement Portfolio, with the subaccount of the applicable Account investing the proceeds of its redemption from the Substituted Portfolio in the Replacement Portfolio.

            Redemptions and purchases will occur simultaneously so that contract values will remain fully invested at all times.  All redemptions of shares of the Substituted Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder.  The Substitution will take place at relative net asset value as of the Effective Date with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investments in the money market subaccount of the applicable Account.

            Contract values attributable to investments in the Substituted Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.  Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or the Life Insurance Companies' respective obligations under the Contracts be altered in any way and the Substitution will not change Contract owners' insurance benefits under the Contracts.  All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by the Life Insurance Companies.  In addition, the Substitution will not impose any tax liability on Contract owners.  The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution.  The Life Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning on the date of the Pre-Substitution Notice (defined below) through at least thirty (30) days following the Effective Date. [15]

            The procedures to be implemented are sufficient to assure that each Contract owner's contract values immediately after the Substitution shall be equal to the contract values immediately before the Substitution.

            Existing Contract owners will be notified of the proposed Substitution by means of a prospectus or prospectus supplement for each of the Contracts ("Pre-Substitution Notice") at least thirty (30) days before the Effective Date.  New purchasers of the Contracts will be provided the Pre-Substitution Notice, the Contract prospectus, and the prospectus for the Replacement Portfolio in accordance with all applicable legal requirements.  The Pre-Substitution Notice will:

•                    state that the Applicants filed the Application seeking approval of the Substitution;

•                    set forth the anticipated Effective Date;

•                    explain that the Contract values attributable to investments in the Substituted Portfolio would be attributable to the Replacement Portfolio as of the Effective Date;

•                    state that, from the date of the Pre-Substitution Notice until the Effective Date, Contract Owners are permitted to transfer Contract value out of any Substituted Portfolio sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract;

•                    advise Contract owners that any contract value remaining in the Substituted Portfolio sub-account on the Effective Date will be transferred to a sub-account investing in the Replacement Portfolio, and that the Substitution will take place at relative net asset value;

•                    inform Contract owners that for at least thirty (30) days following the Effective Date, the applicable Life Insurance Company will permit Contract owners to make transfers of contract value out of the sub-account investing in the Replacement Portfolio to any other available sub-accounts offered under their Contracts without the transfer being counted as a transfer for purposes of

[15] One exception to this would be restrictions that the Life Insurance Companies may impose to prevent or restrict “market timing” activities by Contract owners or their agents.

transfer limitations and fees, if any, that would otherwise be applicable under the terms of the Contracts; and

•                    inform Contract owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Life Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the sub-account investing in the Replacement Portfolio for at least thirty (30) days after the Effective Date.

Further, all Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution.

            Finally, within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the Substitution was carried out.  This notice will restate the relevant information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.

The Life Insurance Companies also will seek approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

B.        Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act

            Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

            Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial

premium, an additional sales load upon reinvestment of the proceeds of redemption, or both. [16]   Moreover, a Contract owner forced to redeem may suffer adverse tax consequences.  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision.  In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to Substitutions that have been approved in the past. [17]

            C.        Substituting the Replacement Portfolio for the Substituted Portfolio

            The replacement of the Substituted Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.  The following sections compare the basic characteristics of the Replacement Portfolio and the Substituted Portfolio, demonstrating that the Substitution will provide Contract owners with substantially the same investment vehicle.

[16] House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

[17] See, e.g., Country Investors Life Assurance Company, et al., Inv. Co. Act Rel. No. 29717 (July 7, 2011) (Order), File No. 812-13865.

1.         Comparison of Investment Objectives and Principal Investment Strategies

            The Applicants believe that the Replacement Portfolio and the Substituted Portfolio have substantially the same investment objectives and principal investment strategies, thus making the Replacement Portfolio an appropriate candidate for the Substitution.  Both Portfolios seek a high level of current income as is consistent with preservation of capital and liquidity.  Both Portfolios seek to maintain a net asset value of $1.00 per share.  Both Portfolios invest in U.S. dollar-denominated money market securities of domestic and foreign issuers.  Both Portfolios invest more that 25% of total assets in the financial services industry.  Both Portfolios must comply with regulatory requirements for money market funds.

            Both Portfolios emphasize the same investment objective and follow substantially the same investment strategies to pursue those objectives.  Thus, the Applicants believe that the money market investment option available to Contract owners will not change in any material respect as a result of the Substitution.

                        2.         Comparison of Principal Investment Risks

            The Applicants believe that the Replacement Portfolio entails substantially the same investment risks as does the Substituted Portfolio.  In particular, given the diversification and risk-limiting conditions of Rule 2a-7 under the Act, the Replacement Portfolio cannot have a materially different risk profile than the Substituted Portfolio.

            Both Portfolios are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease.  Both Portfolios are exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic downturns can have a significant negative effect on issuers in the financial services industry.  Both Portfolios are exposed to the risk of investing in foreign securities, which can be affected by adverse political, regulatory, market, or economic developments.  Both Portfolios are exposed to risks of investing in repurchase agreements.  Both Portfolios are subject to credit risks, and any differences in the credit risk among such instruments generally would not relate to the investment objective and principal investment strategies of the Portfolios.

                        3.         Comparison of Fees and Expenses

            The Applicants believe that Contract owners will benefit from the reduction in overall expenses of the Replacement Portfolio as compared to the Substituted Portfolio.  Specifically, the management fee, other expenses, and total operating expenses are less than those of the Substituted Portfolio.  Both Portfolios have no charge for Rule 12b-1 distribution and services fees.  The total annual operating expense of the Replacement Portfolio is considerably less than that of the Substituted Portfolio.  Given this decrease, the Applicants believe that the Substitution would benefit Contract owners by reducing the overall level of Portfolio expenses.

                        4.         Comparison of Performance and Asset Levels

            The Applicants believe that Contract owners would benefit from the significantly larger size of the Replacement Portfolio and the somewhat higher yields of the Replacement Portfolio, as contrasted with the size and recent yields of the Substituted Portfolio.

            D.        Request for an Order Pursuant to Section 26(c)

            The Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution.  The Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the Act.

IV.       PROCEDURAL MATTERS

1.         Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.         The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.

3.         Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit A to this Application, and further declare that such authorizations remain in full force and effect.

4.         All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.  Pursuant to Rule 0-2(c) the Resolutions authorizing the officers of each Applicant to sign and file the Application are attached hereto as Exhibit B. These resolutions remain in full force and effect and are hereby incorporated by reference.

Ameritas Life Insurance Corp. ON BEHALF OF ITSELF, AND ITS

Ameritas Variable Separate Account VA-2,

Ameritas Variable Separate Account V,

Ameritas Variable Separate Account VA, and

Ameritas Variable Separate Account VL

By: _/s/ Robert-John H.Sands_________________________
Robert-John H. Sands Senior Vice President and Corporate Secretary

Ameritas Life Insurance Corp. of New York ON BEHALF OF ITSELF, AND ITS Ameritas Life of NY Separate Account VA and Ameritas Life of NY Separate Account VUL

By: /s/ Robert G. Lange__________________________
Robert G. Lange Vice President, General Counsel and Secretary, Individual

The Union Central Life Insurance Company AND ITS Carillon Life Account
By: __/s/ Robert-John H.Sands_____________________
Robert-John H. Sands Senior Vice President and Corporate Secretary

EXHIBIT INDEX

A.        Rule 0-2(d) Verifications

B.         Authority to Apply for SEC Exemptive Relief

EXHIBIT A

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of Ameritas Life Insurance Corp. ("Ameritas"); that he is the Senior Vice President and Corporate Secretary of Ameritas; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Robert-John H. Sands____________

                                                                                          Robert-John H. Sands

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account V, Ameritas Variable Separate Account VA, and Ameritas Variable Separate Account VL; that he is the Senior Vice President and Corporate Secretary of Ameritas; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Robert-John H. Sands____________

                                                                                          Robert-John H. Sands

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of Ameritas Life Insurance Corp. of New York ("Ameritas New York"); that he is the Vice President, General Counsel and Secretary, Individual of Ameritas New York and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/ Robert G. Lange________________

                                                                                         Robert G. Lange

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of Ameritas Life of NY Separate Account VA and Ameritas Life of NY Separate Account VUL; that he is the Vice President, General Counsel and Secretary, Individual of Ameritas New York; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/ Robert G. Lange________________

                                                                                         Robert G. Lange

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of The Union Central Life Insurance Company; that he is the Senior Vice President and Corporate Secretary of The Union Central Life Insurance Company; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Robert-John H. Sands____________

                                                                                          Robert-John H. Sands

VERIFICATION

City of Lincoln              )

) SS:

State of Nebraska         )

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated July 31, 2013, for and on behalf of Carillon Life Account; that he is the Senior Vice President and Corporate Secretary of The Union Central Life Insurance Company; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

                                                                                    /s/  Robert-John H. Sands____________

                                                                                          Robert-John H. Sands

EXHIBIT B

AUTHORIZATION

Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 1, 2007, with respect to the Ameritas Variable Separate Account V, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

               FURTHER RESOLVED, That the President, the Chief Operating Officer, and Chief Executive Officer, any Vice President, the Treasurer, or the Secretary, and each of them, with full power to act without the others, with such assistance from the

Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to:  (a)  Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b)  Register the Policies in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of

1933; and (c)  Take all other actions which are necessary in connection with the offering of said Policies for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the

Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert-John H. Sands

               Robert-John H. Sands

           Corporate Secretary

Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 1, 2007, with respect to the Ameritas Variable Separate Account VA, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

         FURTHER RESOLVED, That the Chief Executive Officer, President and Chief Operating Officer, any Vice President, the Treasurer, or the Secretary, and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to: (a)  Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b)  Register the annuity contracts in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and

(c)  Take all other actions which are necessary in connection with the offering of said annuity contracts for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the

Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert-John H. Sands

               Robert-John H. Sands

           Corporate Secretary

Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 1, 2007, with respect to the Ameritas Variable Separate Account VA-2, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

         FURTHER RESOLVED, That the President, the Chief Operating Officer, and

Chief Executive Officer, any Vice President, the Treasurer, or the Secretary, and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to: (a) Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b) Register the annuities in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) Take all other actions which are necessary in connection with the offering of said annuities for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert-John H. Sands

               Robert-John H. Sands

           Corporate Secretary

Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 1, 2007, with respect to the Ameritas Variable Separate Account VL, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

         FURTHER RESOLVED, That the Chief Executive Officer, President and Chief Operating Officer, any Vice President, the Treasurer, or the Secretary, and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to: (a)  Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b)  Register the life insurance contracts in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c)  Take all other actions which are necessary in connection with the offering of said life insurance contracts for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert-John H. Sands

               Robert-John H. Sands

           Corporate Secretary

Ameritas Life Insurance Corp. of New York

Certificate

I, Robert G. Lange, the duly elected Corporate Secretary of Ameritas Life Insurance Corp. of New York, a New York corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 21, 2000, with respect to the Ameritas Life of NY Separate Account VA, that such resolutions were amended on March 1, 2012 to change the designation from First Ameritas Variable Annuity Separate Account to the current designation of Ameritas Life of NY Separate Account VA, and that such resolutions have not been rescinded or modified other than as modified for the change in designation described herein, and remain in full force and effect:

         FURTHER RESOLVED,  That the President and Chief Executive Officer,  any Vice President,  the Treasurer,  the Secretary, or any Assistant Vice President,  and each of them,  with full power to act without the others,  with such  assistance from the Company's independent  certified public accountants,  legal counsel and independent  consultants or others as they may require,  be and they hereby are, severally authorized and directed to take all action necessary to: (a)  Register Separate Account as a unit investment trust under the Investment  Company Act of 1940, as amended; (b)  Register the annuity contracts in such amounts,  which may be an indefinite amount, as the said officers of the Company shall from time to time deem  appropriate  under the Securities Act of 1933; and (c)  Take all other actions  which are necessary in connection  with the offering of said annuity  contracts  for sale and the  operation  of Separate  Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the  Securities Act of 1933, and other federal laws,  including the filing of any amendments to registration statements,  any undertakings,  and any applications  for exemptions  from the  Investment  Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert G Lange

               Robert G Lange

           Corporate Secretary

Ameritas Life Insurance Corp. of New York

Certificate

I, Robert G. Lange, the duly elected Corporate Secretary of Ameritas Life Insurance Corp. of New York, a New York corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of March 21, 2000, with respect to the Ameritas Life of NY Separate Account VUL, that such resolutions were amended on March 1, 2012 to change the designation from First Ameritas Variable Life Separate Account to the current designation of Ameritas Life of NY Separate Account VUL, and that such resolutions have not been rescinded or modified other than as modified for the change in designation described herein, and remain in full force and effect:

          FURTHER RESOLVED, That the President and Chief Executive Officer, any Vice President,  the Treasurer,  the Secretary, or any Assistant Vice President, and each of  them,  with  full  power  to act  without  the  others,  with  such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally  authorized and directed to take all action necessary to:  (a)  Register  Separate  Account  as a unit investment  trust  under  the Investment  Company Act of 1940,  as amended;  (b)  Register  the life  insurance contracts  in such  amounts,  which  may be an  indefinite amount,  as the said officers  of the  Company  shall  from time to time deem  appropriate  under the Securities  Act of 1933;  and (c)  Take all other  actions which are necessary in connection  with the offering of said life insurance  contracts for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940,  the  Securities  Exchange Act of 1934, the Securities Act of 1933, and other federal  laws,  including  the filing of any  amendments  to  registration statements,  any  undertakings,  and any  applications  for exemptions  from the Investment  Company  Act of 1940 or other  applicable  federal  laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert G Lange

               Robert G Lange

           Corporate Secretary

The Union Central Life Insurance Company

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of The Union Central Life Insurance Company, a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of July 10, 1995, with respect to the Carillon Life Account, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

          FURTHER RESOLVED, that the appropriate officers of the Company, with such assistance from the Company's auditors, legal counsel and independent consultants or others as they may require, be, and they hereby are, authorized and directed to take all action necessary or appropriate to: (a)  register Carillon Life Account as a unit investment trust under the Investment Company Act of 1940; (b) register the Policies in such amounts, which may be an indefinite amount, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c)  take all other actions which are necessary or appropriate in connection with the offering of said Policies for sale and the operation of Carillon Life Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal and state laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable laws as the officers of the Company shall deem necessary or appropriate; and

Dated this 30th day of July, 2013 at

Lincoln, Nebraska

/s/ Robert-John H. Sands

               Robert-John H. Sands

           Corporate Secretary